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DeFi Technologies Adds to Global Board and Management Team

TORONTO, May 14, 2021 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJR) (OTC: DEFTF) announces that it has added Krisztian Tóth to the Board of Directors and Russell Starr to the management team as Head of Capital Markets.

Mr. Tóth, is an experienced M&A lawyer and partner at the law firm of Fasken Martineau DuMoulin LLP, which is a leading international business law and litigation firm with eight offices with more than 700 lawyers across Canada and in the UK and South Africa. Mr. Tóth began his career at Fasken in 2003, eventually becoming a partner of the firm in 2009. He currently focuses on mergers and acquisitions and corporate finance with an emphasis on international and cross-border transactions, proxy contests and other contested matters, public and private financings, securities regulations and corporate governance. He has been recognized by IFLR1000 for his capital markets work. Mr. Tóth is also a director of a number of public companies, including Voyager Digital, a publicly listed crypto-asset broker that provides retail and institutional investors with a turnkey solution to trade crypto assets.

Mr. Starr is an established CEO, entrepreneur and financier with deep capital markets and industry expertise. A trusted leader and advisor focused on forging meaningful, high stakes, high return business development connections. Mr. Starr is also a co-founder and part owner of Echelon Wealth Partners, a large Canadian investment dealer. After leaving Bay Street, Mr. Starr has held executive positions and board roles with numerous TSX and TSXV listed companies.

Wouter Witvoek, CEO of Defi Technologies comments "We are extremely pleased to add Krisztian and Russell to the already substantial team at DeFi Technologies. As DeFi continues to grow both Krisztian and Russell will help to build on our already impressive business lines. With advisors such as Anthony Pompliano, Teeka Tiwari, Olivier Roussy-Newton (co-founder) and our already impressive management team (Diana Biggs, Johan Watterstrom) we look forward to welcoming both Krisztian and Russell."

About DeFi Technologies Inc.:
DeFi Technologies Inc. is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance  sector.
https://defi.tech/

Cautionary  note  regarding  forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the appointment of directors and officers of the Company; the decentralized finance industry and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

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http://www.prnewswire.com/news-releases/defi-technologies-adds-to-global-board-and-management-team-301291475.html SOURCE DeFi Technologies, Inc.

View  original  content  to download  multimedia: http://www.newswire.ca/en/releases/archive/May2021/14/c1602.html

For further information:
Investor Relations, Dave Gentry,
RedChip Companies Inc.,
1-800-RED-CHIP (733-2447), 407- 491-4498,
Dave@redchip.com;

Public Relations,
Veronica Welch,
VEW Media,
ronnie@vewpr.com

CO: DeFi Technologies, Inc. CNW 07:30e 14-MAY-21